Exhibit (c)(31)

PRELIMINARY CONFIDENTIAL DRAFT – FOR DISCUSSION PURPOSES ONLY Project Francis Conflicts Committee of the Board of Directors of Arkose GP LLC Perspectives on Alternative Consideration Mix for Series B Settlement August 23, 2018 STRICTLY PRIVATE AND CONFIDENTIAL. This document is being sent to you for your information only as an investment banking clie nt of Goldman Sachs and should not be forwarded outside of your organization. This document has been prepared by the Investment Banking Division and is not a product of Goldman Sachs Global Investment Research. This document should not be used as a basis for trading in the securities or loans of the compani es named herein or for any other investment decision. This document does not constitute an offer to sell the securities or loans of the companies named herein or a solicitation of proxies or votes and should not be construed as consisting of investment advice. Goldman Sachs does not provide accounting, tax, or legal advice.

PRELIMINARY CONFIDENTIAL DRAFT – FOR DISCUSSION PURPOSES ONLY

Goldman Sachs

INVESTMENT BANKING DIVISION

Summary of Value Distribution At Various Exchange Ratios

(Shares and $ in millions, except per share data)

Pro Forma Ownership Summary	
Assumed Equity Value ($mm)	$ 10,000
(-) Cash Consideration	(564)
Pro Forma Equity	$ 9,436
Cash Consideration Per Share	$ 3.00
(/) GP Common Share Price[1]	18.88
Exchange Ratio Credit for Cash Consideration	0.159 x

		Illustrative All In Exchange Ratios			
		Bid-Ask Midpoint		Ask	
All In Exchange Ratio		1.775 x	1.800 x	1.865 x	
(-) Cash Equivalent		(0.159)	(0.159)	(0.159)	
Equity Component		1.616 x	1.641 x	1.706 x	
Pro Forma Share Count	**Status Quo Metric**				
Midstream Public[2]	89	144.2	146.5	152.3	
Upstream	99	159.8	162.3	168.7	
Series B	NA	18.5	18.5	18.5	
GP Common Shares	186	186.2	186.2	186.2	
Pro Forma Shares Outstanding		508.7	513.4	525.7	
Implied Pro Forma Share Price		$ 18.55	$ 18.38	$ 17.95	
Value Received					**Ask - Mid**
Midstream Public		$ 2,943	$ 2,959	$ 3,001	$ 58
Upstream		3,260	3,278	3,324	64
Series B		343	340	332	(11)
GP		3,454	3,422	3,342	(111)
Value to Paul and Glen	**Status Quo Metric**				
Series B Settlement	81 %	$ 278	$ 276	$ 269	$(9)
Exhange of Midstream Units	0.5	17	17	17	0
Existing Interest in GP Common Shares	34.9	648	642	627	(21)
Total Value		$ 943	$ 935	$ 914	$(30)

Target value

Source: Company filings

[1] *Based on GP closing price on 17-Aug-2018, the reference date in prior negotiations.*

[2] *Includes Midstream's LTIP.*

1

PRELIMINARY CONFIDENTIAL DRAFT – FOR DISCUSSION PURPOSES ONLY Potential Alternatives To Bridge the “Pain” of a ~$60mm Value Gap Assumes $10bn Equity Value Before Cash Distribution Paid | ($ in millions) Midstream / Series B Split Midstream, GP, Series B Split All Parties Split Deal Terms All in Exchange Ratio Midstream Units Cancelled by Upstream (Receive No Merger Consideration) Shares Issued to Settle Series B 1.792 x 0.92 17.00 1.800 x 0.98 17.75 1.795 x 1.10 18.00 Midstream Public Total Value Delta from Target Upstream Total Value Delta from Target GP Common Shares Total Value Delta from Target Series B Value of Equity Consideration Delta from Target Paul and Glen Total Value Delta from Target "Sharing of Pain" Midstream Public Delta from Target Upstream Delta from Target Series B Delta from Target GP Delta from Target Target Value $ 3,001 $ 2,971 $(30) $ 2,973 $(28) $ 2,969 $(32) $ 3,260 $ 3,260 0 $ 3,261 0 $ 3,253 (7) $ 3,454 $ 3,453 (0) $ 3,439 (15) $ 3,445 (9) $ 343 $ 315 (28) $ 328 (15) $ 333 (10) $ 943 $ 915 (28) $ 925 (18) $ 932 (11) $(30) 0 (28) (0) $(28) 0 (15) (15) $(32) (7) (10) (9) Memo: Paul and Glen Source: Company filings (28) (18) (11) 2 Total "Pain"$(58)$(58)$(58) Pro Forma Shares Outstanding508.9511.1510.2 Total Cash Payments$ 562$ 561$ 561